Mail Stop 3561

      November 21, 2005


Randall T. Mays
Chairman of the Board of Directors
CCE Spinco, Inc.
2000 West Loop South, Suite 1300
Houston, Texas  77027

	RE:  	CCE Spinco, Inc.
		Amendment No. 2 to Form 10-12B
		Filed November 14, 2005
      File No. 01-32601

Dear Mr. Mays:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10 Exhibits

1. We note that you have submitted a request for confidential treatment of portions of exhibits under Rule 24b-2 of the Exchange Act. Please note that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement. Furthermore, comments we may have on the confidential treatment request may impact disclosure in the registration statement.

Exhibit 99.1 Information Statement

Unaudited Pro Forma Condensed Combined Financial Information, page
50

2. Revise the introductory paragraph or the notes to the pro forma financial information to disclose the dividend rate associated with the Series A and Series B preferred stock.

Report of Independent Registered Public Accounting Firm, page F-2

3. Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Company`s Form 10 registration statement. The report with regard to the financial statement schedules included on page F-37 should be similarly revised.

Notes to Combined Financial Statements, page F-7
Note B - Long-lived Assets, page F-13
Goodwill, page F-13

4. We have reviewed your response to our prior comment number eight.
You state that the $11.1 million "correction" in 2003 was due to a failure to record eliminations properly on the opening balance sheet in 2000.  Explain why a restatement of the prior periods back to
2000
was not considered necessary to correct the error and how you complied with APB 20, paragraphs 36 and 37. Include in your response why the appropriate correction of the error is a reduction of goodwill. Confirm that goodwill was originally overstated.
Please
provide further disclosures in your next amendment concerning more details surrounding the nature of this correction and the impact on your financial statements.

5. Also revise the disclosures provided with respect to the $96.4 million goodwill adjustment recognized in 2004 so they are presented in a level of detail consistent with your response to our prior comment eight.

Notes to Unaudited Interim Combined Financial Statements, page F-
31
Note 2 - Long-lived Assets, page F-32
Goodwill, page F-33

6. We note your disclosure of the July 2005 acquisition of Mean Fiddler Music Group, PLC. Please revise the interim financial statements to provide all disclosures required by paragraph 58 of SFAS 141, paragraphs 44 and 45 of SFAS 142, and Regulation S-X,
Article 10(b)(4).
7. In a related matter, please revise to disclose a description of the factors that contributed to a purchase price that resulted in recognition of significant amounts of goodwill in accordance with paragraph 51(b) of SFAS 141.

*	*	*	*

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Heather Tress, Staff Accountant, at (202)
551-
3624, or Linda Cverkel, Accountant Branch Chief, at (202) 551-
3813,
if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at 202-551-3359, or Michele M. Anderson, Legal Branch Chief, at (202) 551-3833, with any other questions.

								Sincerely,




								Max Webb
								Assistant Director



cc:	via facsimile (210) 270-7205
      Daryl L. Lansdale, Jr./Fulbright & Jaworski L.L.P.

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Mr. Mays
CCE Spinco, Inc.
November 21, 2005
Page 2